ABN 46 008 583 542

No.1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 7780
Telex 122246
Internet [redacted]
DX [redacted]
SW [redacted]

Treasury 8232 3600 Facsimile 8232 4227
Foreign Exchange 8232 3666 Facsimile 8232 3019
Metals and Mining 8232 3444 Facsimile 8232 3590
[redacted]es 9231 1028 Telex 72263
[redacted]arkets 8232 8569 Facsimile 8232 8341

05011812

SUPPL

MACQUARIE
BANK

5 October 2005

United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549
United States of America

SEC MAIL PROCESSING
RECEIVED
OCT 11 2005
WASH. D.C. 209 SECTION

Dear Sir/Madam

**Macquarie Bank Limited (File Number 82-34740) documents for lodgement**

Please find relevant documents for Macquarie Bank Limited for lodgement to satisfy the requirements of Rule 12g3-2(b).

Yours sincerely

Dennis Leong
Company Secretary

PROCESSED
OCT 19 2005
THOMSON
FINANCIAL

10/19

Level 5 120 Edward Street
Brisbane Qld 4000

GPO Box 2447
Brisbane Qld 4001

Tel: (61 7) 3223 3888
Fax: (61 7) 3223 3877
www.fkp.com.au

MACQUARIE
BANK

No. 1 Martin Place
SYDNEY NSW 2000

PO Box 4294
SYDNEY NSW 1164

Tel: (61 2) 8232 3333
Fax: (61 2) 8232 7780
www.macquarie.com.au



**ASX RELEASE**

30 September 2005

Retirement Villages New Zealand (RVNZ), an equally owned joint venture between the ASX-listed FKP Property Group and Macquarie Bank has today lodged a substantial shareholder notice in the NZX-listed Metlifecare Limited, New Zealand's largest retirement village owner and operator.

RVNZ has executed a pre-bid agreement with Private Health Care Group (PHC), which holds 25 per cent of Metlifecare. PHC has lodged a pre-emption notice with Todd Lifecare, owner of 35 per cent of Metlifecare, at NZ$3.75 per share. If Todd Lifecare does not exercise its pre-emption rights then RVNZ will announce a cash offer at NZ$3.75 for all of the shares of Metlifecare and PHC will exercise its drag rights over Todd Lifecare's shares.

FKP and Macquarie Bank will each contribute a maximum of NZ$105 million for their respective interest in Metlifecare, should a cash offer proceed and depending on the level of shareholder acceptances received. The balance of the acquisition will be funded by non-recourse debt. RVNZ will provide further information should the transaction proceed.

---

END

*Rule 3.19A.2*

# Appendix 3Y

## Change of Director's Interest Notice

*Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.*

Introduced 30/9/2001.

| | |
|---|---|
| **Name of entity** | Macquarie Bank Limited |
| **ABN** | 46 008 583 542 |

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

| | |
|---|---|
| **Name of Director** | John R Niland AC |
| **Date of last notice** | 19 July 2005 but 23 February 2005 re Macquarie Office Trust ("MOF") units |

### Part 1 - Change of director's relevant interests in securities

*In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust*

| | |
|---|---|
| **Direct or indirect interest** | Indirect |
| **Nature of indirect interest (including registered holder)**<br>Note: Provide details of the circumstances giving rise to the relevant interest. | Securities held by John Niland and Carmel Niland as trustees for the Niland Family Superannuation Fund, of which John Niland is a joint beneficiary with Carmel Niland |
| **Date of change** | 21 September 2005 |
| **No. of securities held prior to change** | 22,000 MOF units |
| **Class** | MOF ordinary units |
| **Number acquired** | 3,875 units |
| **Number disposed** | Nil |
| **Value/Consideration**<br>Note: If consideration is non-cash, provide details and estimated valuation | $1.29 per unit |
| **No. of securities held after change** | 25,875 MOF units |
| **Nature of change**<br>Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back | Issue of securities under Unit Purchase Plan. |

G:\CAG\COS\DLEONG\BRD\ASX notices\Niland\jm28092005.doc

+ See chapter 19 for defined terms.

## Part 2 – Change of director's interests in contracts

| | |
|---|---|
| **Detail of contract** | |
| **Nature of interest** | |
| **Name of registered holder (if issued securities)** | |
| **Date of change** | |
| **No. and class of securities to which interest related prior to change**<br>Note: Details are only required for a contract in relation to which the interest has changed | |
| **Interest acquired** | |
| **Interest disposed** | |
| **Value/Consideration**<br>Note: If consideration is non-cash, provide details and an estimated valuation | |
| **Interest after change** | |

Dated: 28 September 2005



+ See chapter 19 for defined terms.

*Rule 3.19A.2*

# Appendix 3Y

## Change of Director's Interest Notice

*Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.*

Introduced 30/9/2001.

| | |
|---|---|
| **Name of entity** | Macquarie Bank Limited |
| **ABN** | 46 008 583 542 |

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

| | |
|---|---|
| **Name of Director** | Barrie R Martin |
| **Date of last notice** | 19 August 2005 but 7 October 2004 re Macquarie Office Trust ("MOF") units. |

### Part 1 - Change of director's relevant interests in securities

*In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust*

| | |
|---|---|
| **Direct or indirect interest** | Indirect |
| **Nature of indirect interest (including registered holder)**<br>Note: Provide details of the circumstances giving rise to the relevant interest. | Securities held by Wolli Investments P/L, a company in which Barrie Martin has a relevant interest. |
| **Date of change** | 21 September 2005 |
| **No. of securities held prior to change** | 23,320 MOF units |
| **Class** | Ordinary MOF units |
| **Number acquired** | 2,000 units |
| **Number disposed** | Nil |
| **Value/Consideration**<br>Note: If consideration is non-cash, provide details and estimated valuation | $1.29 per unit |
| **No. of securities held after change** | 25,320 MOF units |
| **Nature of change**<br>Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back | Issue of securities under Unit Purchase Plan. |

G:\CAG\COS\DLEONG\BRD\ASX notices\MARTIN\brm28092005.doc

+ See chapter 19 for defined terms.

## Part 2 – Change of director's interests in contracts

| | |
|---|---|
| **Detail of contract** | |
| **Nature of interest** | |
| **Name of registered holder (if issued securities)** | |
| **Date of change** | |
| **No. and class of securities to which interest related prior to change**<br>Note: Details are only required for a contract in relation to which the interest has changed | |
| **Interest acquired** | |
| **Interest disposed** | |
| **Value/Consideration**<br>Note: If consideration is non-cash, provide details and an estimated valuation | |
| **Interest after change** | |

28 September 2005

G:\CAG\COS\DLEONG\BRD\ASX notices\MARTIN\brm28092005.doc

+ See chapter 19 for defined terms.

*Rule 3.19A.2*

# Appendix 3Y

## Change of Director's Interest Notice

*Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.*

Introduced 30/9/2001.

| | |
|---|---|
| **Name of entity** | Macquarie Bank Limited |
| **ABN** | 46 008 583 542 |

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

| | |
|---|---|
| **Name of Director** | John G Allpass |
| **Date of last notice** | 19 August 2005 but 19 October 2004 re Macquarie Office Trust ("MOF") units. |

### Part 1 - Change of director's relevant interests in securities

*In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust*

| | |
|---|---|
| **Direct or indirect interest** | Indirect |
| **Nature of indirect interest (including registered holder)**<br>Note: Provide details of the circumstances giving rise to the relevant interest. | Units held by:<br>• John Allpass Pty Limited, as trustee for a superannuation fund of which John Allpass is a beneficiary; and<br>• Allpass Investments Pty Limited, a company in which John Allpass has a relevant interest. |
| **Date of change** | 21 September 2005 |
| **No. of securities held prior to change** | • 20,000 units held by John Allpass Pty Limited; and<br>• 10,000 units held by Allpass Investments Pty Limited. |
| **Class** | Ordinary MOF units |
| **Number acquired** | • 3,875 units acquired by John Allpass Pty Limited; and<br>• 3,875 units acquired by Allpass Investments Pty Limited. |
| **Number disposed** | Nil |
| **Value/Consideration**<br>Note: If consideration is non-cash, provide details and estimated valuation | $1.29 per unit |

G:\CAG\COS\DLEONG\BRD\ASX notices\ALLPASS\jga28092005.doc

+ See chapter 19 for defined terms.

| | |
|---|---|
| **No. of securities held after change** | • 23,875 units held by John Allpass Pty Limited; and<br>• 13,875 units held by Allpass Investments Pty Limited. |
| **Nature of change**<br>Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back | Issue of securities under Unit Purchase Plan. |

## Part 2 – Change of director's interests in contracts

| | |
|---|---|
| **Detail of contract** | |
| **Nature of interest** | |
| **Name of registered holder (if issued securities)** | |
| **Date of change** | |
| **No. and class of securities to which interest related prior to change**<br>Note: Details are only required for a contract in relation to which the interest has changed | |
| **Interest acquired** | |
| **Interest disposed** | |
| **Value/Consideration**<br>Note: If consideration is non-cash, provide details and an estimated valuation | |
| **Interest after change** | |

28 September 2005



+ See chapter 19 for defined terms.